Exhibit 8

List of Subsidiaries*

The Blue Square Chain Properties & Investments Ltd.
The Blue Square Chain (Hyper Hyper) Ltd.
Radio Non Stop Ltd.
Teco Ltd.

*All of our subsidiaries are incorporated in Israel